UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LeapFrog Enterprises, Inc.

File No. 1-31396

CF # 24706

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LeapFrog Enterprises, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 22, 2010.

Based on representations by LeapFrog Enterprises, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.27	through February 22, 2015
Exhibit 10.29	through February 22, 2015
Exhibit 10.30	through February 22, 2015
Exhibit 10.31	through February 22, 2015
Exhibit 10.32	through February 22, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal